SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated April 14, 2016 between
ETF SERIES SOLUTIONS
and
PREMISE CAPITAL, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Premise Capital Frontier Advantage Diversified Tactical ETF	0.75%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of January 18, 2018, effective January 31, 2018.

ETF SERIES SOLUTIONS on behalf of the series listed on Schedule A			PREMISE CAPITAL, LLC

By:	/s/ Michael D. Barolsky	By:	/s/ Jason A. Rolence

Name: Michael D. Barolsky		Name: Jason A. Rolence

Title: Vice President and Secretary		Title: Co-Managing Member

		By:	/s/ Scott B. Reynolds

Name: Scott B. Reynolds

Title: Co-Managing Member